September 30, 2025

Martin Egan
Interim Chief Financial Officer
The Bancorp, Inc.
409 Silverside Road
Wilmington, DE 19809

        Re: The Bancorp, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2024
            File No. 000-51018
Dear Martin Egan:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance